BLUE RIDGE REAL ESTATE COMPANY

P.O. BOX 707

BLAKESLEE, PA   18610

July 23, 2012

Mr. Daniel L. Gordon, Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Blue Ridge Real Estate Company

Form 10-K and Form 10-K/A for the Fiscal Year Ended October 31, 2011

Filed January 30, 2012

File No. 000-02844

Dear Mr. Gordon:

This letter is being submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 10, 2012, with respect to the above-referenced filings by Blue Ridge Real Estate Company (the “Company”).

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Form 10-K for the Fiscal Year Ended October 31, 2011 filed January 30, 2012

Signatures, page 24

1.

Please tell us whether Cynthia A. Van Horn is also your principal accounting officer or controller and revise in future filings to include the signature of the principal accounting officer or controller. See General Instruction D(2)(a) of Form 10-K.

Company Response

Cynthia A. Van Horn is our principal financial and accounting officer.  In future filings, we will indicate, on the signature page, that Ms. Van Horn acts in both capacities.

Exhibit 13.1 Portions of the Companies’ Fiscal 2011 Annual Report to Shareholders

Liquidity and Capital Resources, page 13

2.

In future filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Company Response

In future filings, we will revise the tabular presentation of contractual obligations to include our interest commitments under our interest-bearing debt.  We intend to include variable rate debt based on the outstanding balance and the interest rate in effect at October 31 of the most recently completed fiscal year, and will disclose this treatment in a footnote to the table.

3.

We note that your tabular presentation of contractual obligations includes expected pension contributions for fiscal 2012. In future filings, please provide information necessary for an understanding of the timing and amount of expected payments under your pension plan. For example, please disclose whether the disclosure is limited to the estimated contribution/payment for the next fiscal year, the future minimum statutory funding requirements over a number of years, or all expected required and voluntary contributions/payments. Where material, please disclose the factors that could affect the estimates of the future payments.

Company Response

The pension contribution obligations listed in the table relate solely to projected obligations within one year, based on actuarial assessments of funding requirements under applicable law and regulation.  In future filings, we will explain in a footnote that we are not including projections of funding requirements beyond one year because such requirements fluctuate based on changes in plan assets, assumptions and demographics.

Combined Statements of Operations, page 19

4.

It appears from your disclosure on page 24 (Land Held for Investment and Long-Lived Assets Held for Sale) that you derived rental revenue from properties that were sold subsequent to October 31, 2011. We also note your disclosure on page 14 and 15 of your Form 10-Q for the quarterly period ended April 30, 2012 that the decrease of in rental revenue during the interim period was the result of the sale of investment rental properties on September 2011, November 2011 and December 2011. Excluding your sale of housing units inventory constructed in real estate development projects, for each sale of property during fiscal years presented and the period ended April 30, 2012 as well as properties classified as held for sale at such dates, please tell us how you considered ASC 205-20 in determining how to present these assets and related operating results.

Company Response

While we considered ASC 205-20, we concluded that the income generated by these properties was not material to our results of operations and, therefore, need not be separately presented as discontinued operations.

Note 13. Fair Value of Financial Instruments, page 38

5.

We note that your disclosure of the carrying amount of each category of assets does not reflect impairments recorded in prior periods and that your disclosure of the overall total impairment for 2011 and 2010 for each category of assets includes accumulated impairment losses recognized in prior years. Please revise in future filings to disclose the carrying amount of each category of assets net of prior period impairments, since an impairment loss on a long-lived asset reduces its carrying amount, and to clearly disclose the amount of impairment in the current period.

Company Response

In future filings we will provide disclosure of the carrying amount of each category of assets net of prior period impairments, as well as the amount of impairment in the current period.

6.

We note your disclosure on page 24 that the carrying value of assets held for sale are stated at the lower of carrying value or fair market value less costs to sell. However, we note your disclosure on pages 38 and 39 that long-lived assets held for sale were written down to fair value resulting in an impairment. Please confirm to us, and clarify in future filings, that the impairment loss for long-lived assets held for sale is the difference between their carrying value and their fair value less cost to sell. Refer to ASC 360-10-35-40.

Company Response

We confirm that the impairment loss for long-lived assets held for sale is the difference between their carrying value and their fair value less cost to sell.  In future filings, we will clarify the disclosure of impairment loss for long-lived assets accordingly.

Report of Independent Registered Public Accounting Firm, page 45

7.

Please revise the accountants’ report in future filings to indicate the city and state where issued. Refer to Rule 2-02(a)(3) of Regulation S-X. This comment also applies to the accountants’ report on page 25 of your Form 10-K.

Company Response

In connection with future filings, each accountants’ report will indicate the city and state in which the report is issued.

Note 3. Segment Reporting, page 6

8.

We note that you have not disclosed segment information for the interim period. Please tell us how you considered ASC 280-10-50-32.

Company Response

We considered ASC 280-10-50-32 in connection with our condensed financial statements for the quarterly period ended April 30, 2012.  We concluded that the information called for by that paragraph with respect to our segments was provided in all material requests, as described below:

50-32 a.  Revenues from external customers for each segment can be ascertained from amounts shown on the Combined Statements of Operations in the Form 10-Q for the quarter ended April 30, 2012 (the “Form 10-Q”).

50-32 b.  Not applicable.

50-32 c.  The components for each segment’s profit or loss can be ascertained from amounts shown on the Combined Statement of Operations in the Form 10-Q.

50-32 d.  We have disclosed, in Note 3 to the unaudited combined financial statements included in the Form 10-Q, total assets for which there has been a material change from amounts disclosed in the annual report (the “Annual Report”) filed as Exhibit 13.1 to our annual report on Form 10-K for the fiscal year ended October 31, 2011.

50-32 e.  Not applicable.

50-32 f.  The reconciliation was not deemed material as the only item that was not ascertainable by segment is interest expense, of which 97% is allocated to one segment, as disclosed in Note 15 to the Combined Financial Statements included in the Annual Report.

Nevertheless, in future quarterly filings, we will provide tabular and other disclosure regarding our segments responsive to ASC 280-10-50-32 and similar in format to the disclosures provided in Note 15 to the Combined Financial Statements included in the Annual Report.

With respect to the above referenced filings, the Company hereby acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Cynthia A. Van Horn or me by telephone at 570-443-8433 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Bruce Beaty

Bruce Beaty
Chief Executive Officer and President